

December 10, 2012

Via E-mail
Mr. Yasuhiro Sato
Chief Executive Officer
Mizuho Financial Group, Inc.
5-1, Marunouchi 2-chome
Chiyoda-ku, Tokyo 100-8333 Japan

> **Re:** **Mizuho Financial Group, Inc.**
> **Form 20-F for the Fiscal Year Ended March 31, 2012**
> **Filed July 23, 2012**
> **Response dated October 11, 2012**
> **File No. 001-33098**

Dear Mr. Sato:

We have reviewed your filing and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F for the Fiscal Year Ended March 31, 2012

Item 5 - Operating and Financial Review and Prospects, page 46

Loan Modifications, page 90

1. We note your response to prior comment 1 in our letter dated September 21, 2012. In future filings please revise your proposed footnote disclosure to also disclose total small balance, homogeneous loan that were collectively evaluated for impairment and included in impaired loans and include a similar footnote on page F-37.

Liquidity, page 98

2.   We note your response to prior comment 2 in our letter dated September 21, 2012.
        Please revise your future filings to address the following in your liquidity disclosures:

- Disclose the minimum regulatory reserve amounts that you exclude from your liquidity reserve asset levels in an effort to be transparent on the amount of the Japanese government bonds you hold to meet the regulatory reserve compared to those in excess used as liquidity reserve assets.

- Tell us and disclose whether your cash flow conditions have been at "cause for concern" or "critical" categories during the periods presented. If you did have "critical" cash flow conditions during the most recent period, disclose the actions you took to rectify the condition.

- You state on page 168 that you have a system in place so you can respond smoothly in the event of emergency situations that affect your funding. Tell us and disclose the markets or other sources of liquidity you have available to you during emergency situations.

Notes to Consolidated Financial Statements, page F-12

Note 1 – Basis of presentation and summary of significant accounting policies, page F-12

3.   We note your response to prior comment 4 in our letter dated September 21, 2012 that you do not consolidate DIAM because you own 50% of the voting rights and have representatives that make up 50% of the Board of Directors. Please describe the terms of the DIAM agreement with Dai-ichi and address all the considerations, including significant influence and in-substance common stock, referenced in ASC 323-10-15 that could trigger consolidation of the entity.

        You may contact Lindsay McCord at (202) 551-3417 or me, at (202) 551-3872 if you have any questions.

                                                Sincerely,

                                                /s/ Hugh West

                                                Hugh West
                                                Accounting Branch Chief